Exhibit 99.3

ObsEva Announces Third Quarter 2022 Financial Results and Provides a Business Update

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

GENEVA, Switzerland – December 1, 2022 – ObsEva SA (NASDAQ: OBSV; SIX: OBSN) (“ObsEva” or the “Company”), a biopharmaceutical company developing novel therapies for women’s health, today reported financial results for the third quarter ended September 30, 2022 and provided a business update.

“We are pleased to have neared the completion of a restructuring process that allowed us to generate an important influx of capital, positioned us to resolve our over-indebted position, and streamlined our cost-structure,” said Brian O’Callaghan, CEO of ObsEva. “We are now well-positioned to support the development of nolasiban, a novel, oral oxytocin receptor antagonist being developed to improve clinical pregnancy and live birth rates in women undergoing in vitro fertilization, and we look forward to the initiation of our partner’s (Yuyuan BioScience) clinical trial following the recent approval of their IND in China.”

Recent Business Highlights:

•

IND Acceptance for Nolasiban in China: Nolasiban is a novel, oral oxytocin receptor antagonist being developed to improve clinical pregnancy and live birth rates in women undergoing in vitro fertilization. ObsEva retains worldwide, exclusive, commercial rights for nolasiban, except for the People’s Republic of China where it has been sub-licensed to Yuyuan BioScience (“Yuyuan”). Yuyuan’s IND application for a Phase 1 clinical trial of nolasiban has been accepted by the Center for Drug Evaluation at the Chinese National Medical Products Administration. Yuyuan plans to initiate a single-center, randomized, double-blind, placebo-controlled Phase 1 clinical trial in China to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamic characteristics of nolasiban in healthy adult female subjects.

•

Sale of Ebopiprant Rights to XOMA: On November 22, 2022, ObsEva announced the sale of the Ebopiprant royalty and milestone license to XOMA Corporation (“XOMA”) for an upfront payment of $15 million and future milestone payments of up to approximately $98 million. Sale proceeds have positioned ObsEva to resolve its over-indebtedness position and ObsEva has been granted until December 15, 2022 to provide Swiss statutory financial information to the Swiss courts, at which time it intends to withdraw its previously announced moratorium proceedings. The Ebopiprant sale proceeds are also anticipated to position ObsEva to regain compliance with the minimum stockholders’ equity requirement for continued listing of the Company’s common shares on The Nasdaq Stock Market (“Nasdaq”). Following the transaction, ObsEva now expects it has cash runway through Q4 2023, providing strategic optionality.
•

Assignment of linzagolix contracts to Kissei: Transition of the linzagolix program to Kissei Pharmaceutical Co., Ltd. (“Kissei”) is complete following the assignment of clinical, manufacturing, and scientific contracts related to the development of linzagolix. These assignments represent savings of approximately $16.0 million in contractual commitments, including $5.0 million of accounts payable and accrued expenses recognized as assignment income during Q3 and expected to be recognized as assignment income during Q4 2022.

•

Reduction-in-force: Termination of approximately 70% of employees has been substantially completed, with expected savings of approximately $7.6 million on an annual basis, which represents estimated cash compensation related to salary, bonus, and benefits to affected employees.

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Debt restructuring: The Company restructured its debt owed to certain funds and accounts managed by JGB Management, Inc. (“JGB”) via the early retirement of debt and certain reductions in the conversion price such that approximately $6.5 million of convertible notes are currently outstanding as of December 1, 2022, compared with approximately $41 million outstanding at June 30, 2022.

Financial Results for the Third Quarter Ended September 30, 2022

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ObsEva had cash and cash equivalents of $9.7 million at September 30, 2022 compared to $54.7 million at December 31, 2021. Subsequent to September 30, 2022 the Company received $15 million from XOMA related to the sale of all rights related to Ebopiprant, and estimates that it has approximately $16.0 million of cash, restricted cash, and cash equivalents on hand as of November 30, 2022 following the payment of substantially all accounts payable currently due.

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Operating income other than revenue was $3.7 million for the quarter ended September 30, 2022 compared to $20.1 million in the prior year period. The $3.7 million in assignment income was recognized following the assignment of linzagolix contractual obligations to Kissei in the current period as compared to the net proceeds of $20.1 million received from the Organon License Agreement in the prior period. Subsequent to September 30, 2022, the Company recognized an additional $1.3 million in assignment income from the further assignment of linzagolix contracts.

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Research and development expenses were approximately $0.7 million for the quarter ended September 30, 2022, compared to approximately $11.5 million in the prior year period, representing a decrease of approximately $10.8 million. The decrease was primarily due to transfer of development activities for the linzagolix program following the termination of the Kissei license arrangement and related vendor contracts, as well as lower salaries, bonus estimates, and share based compensation expense resulting from the termination of approximately 70% of our employees as announced in September 2022 and other actions related to the planned corporate restructuring.

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General and administrative expenses were $3.6 million for the quarter ended September 30, 2022 compared to $7.0 million in the prior year period, a decrease of $3.4 million. The decrease was primarily due to decreased professional fees resulting from the reduction of consulting services following the termination of the Kissei License Agreement, as well as decreased salary and share based compensation expenses resulting from the corporate restructuring.

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Finance expense, net was approximately $11.5 million for the quarter ended September 30, 2022, compared to $0.7 million for the prior year period. The decrease was primarily due to a loss on the event of default under the current outstanding notes, partially offset by a gain recognized on the extinguishment of debt resulting from the Amendment and Forbearance Agreement with JGB executed in July 2022 and other finance income recognized upon the release of a portion of the prepayment penalty upon conversion of a portion of the outstanding principal balance under the current outstanding notes during the three months ended September 30, 2022.

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Net loss for the quarter ended September 30, 2022 was approximately $12.1 million, or $0.13 net loss per share, compared to net income of $0.8 million in the prior year period, or $0.01 net income per share.

The third quarter 2022 financial statements can be accessed in the financial reports section here of the Company’s website, or directly here.

About Nolasiban

Nolasiban is a novel, oral oxytocin receptor antagonist being developed to improve clinical pregnancy and live birth rates in women undergoing in vitro fertilization. ObsEva retains worldwide, exclusive, commercial rights for nolasiban, except for the People’s Republic of China where it has been sub-licensed to Yuyuan. Under the sublicense agreement with Yuyuan for nolasiban, ObsEva is entitled to receive aggregate milestone payments of up to $17 million upon the achievement of specified development, regulatory, and first sales milestones, and aggregate milestone payments of up to $115 million upon the achievement of additional, tiered sales milestones. In addition, Yuyuan has agreed to pay tiered royalties on net sales at percentages ranging from high-single digit to low-second digits.

About ObsEva

ObsEva is a biopharmaceutical company developing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a development program focused on improving clinical pregnancy and live birth rates in women undergoing in vitro fertilization. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “ongoing”, “objective”, “plan”, “potential”, “predict”, “should”, “will”, “would”, or the negative of these and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include statements regarding the status of ObsEva’s restructuring process, expected benefits from the sale of rights to ebopiprant to XOMA, ObsEva’s cash runway and indebtedness position, the ability of ObsEva to support the development of nolasiban, the receipt of potential milestone payments under the agreement with XOMA,  the receipt of potential milestone and royalty payments under the sublicense agreement with YuYuan,  Yuyuan’s plans to initiate a Phase 1 clinical trial for nolasiban as designed, expected savings from the workforce reduction, the timing, outcome and potential impact of ObsEva’s intended withdrawal of the pending moratorium proceedings before Swiss courts, and ObsEva’s plans for and ability to regain compliance with Nasdaq’s continued listing requirements. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties in the ability of the proceeds from the sale of rights to ebopiprant to XOMA to provide the expected benefits, ObsEva’s cash requirements and ability to resolve its current indebtedness position, the achievement of milestones under the agreement with XOMA,  the achievement of milestones under the sublicense agreement with YuYuan,  the ability of Yuyuan to conduct a Phase 1 clinical trial for nolasiban as designed, the workforce reduction to provide the anticipated savings, the outcome and potential impact of ObsEva’s intended withdrawal of the pending moratorium proceedings before Swiss courts, including with respect to ObsEva’s agreements with third parties and outstanding debt obligations, ObsEva’s ability to successfully restructure its operations,  ObsEva’s ability to regain compliance with the continued listing rules of Nasdaq and the potential for Nasdaq to use its discretionary authority to delist ObsEva’s common shares in connection with the pending Swiss moratorium proceedings if ObsEva is not able to withdraw such proceedings,  the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, ObsEva’s reliance on third parties over which it may not always have full control, and the capabilities of such third parties, the impact of the ongoing novel coronavirus outbreak and other geopolitical events, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with Securities and Exchange Commission (the “SEC”) on March 10, 2022, in the Reports on Form 6-K filed with the SEC on May 17, 2022, August 17, 2022 and December 1, 2022 and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and, except as required by law, ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Administrative Contact

Shauna Dillon

shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Will Brown

will.brown@obseva.com

+1 (334) 313-2319

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Three-Month Period Ended September 30,		Nine-Month Period Ended September 30,
(in USD ’000, except per share data)	2022	2021	2022	2021
OPERATING INCOME OTHER THAN REVENUE
Other operating income	3	20,098	4,852	20,108
Assignment income	3,709	—	3,709	—
Total operating income other than revenue	3,712	20,098	8,561	20,108
OPERATING EXPENSES
Research and development expenses	(692)	(11,531)	(13,411)	(41,532)
General and administrative expenses	(3,649)	(7,035)	(18,393)	(15,114)
Impairment of intangible asset	—	—	(19,400)	—
Total operating expenses	(4,341)	(18,566)	(51,204)	(56,646)
OPERATING (LOSS) INCOME	(629)	1,532	(42,643)	(36,538)
Finance income	2,885	128	2,385	702
Finance expense	(2,494)	(822)	(4,472)	(2,423)
Loss on event of default	(17,586)	—	(17,586)	—
Gain on debt extinguishment	5,713	—	5,713	—
NET (LOSS) INCOME BEFORE TAX	(12,111)	838	(56,603)	(38,259)
Income tax income (expense)	54	(19)	(53)	(70)
NET (LOSS) INCOME FOR THE PERIOD	(12,057)	819	(56,656)	(38,329)
Net (loss) income per share
Basic and Diluted	(0.13)	0.01	(0.65)	(0.52)
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit and loss
Remeasurements on post-employment benefit plans, net of tax	5,581	—	5,581	—
TOTAL OTHER COMPREHENSIVE INCOME	5,581	—	5,581	—
TOTAL COMPREHENSIVE (LOSS) INCOME FOR THE PERIOD	(6,476)	819	(51,075)	(38,329)

Unaudited Condensed Consolidated Balance Sheets

(in USD ’000)	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	9,684	54,734
Other receivables	174	3,560
Prepaid expenses	1,705	5,223
Total current assets	11,563	63,517
Non-current assets
Right-of-use assets	313	625
Furniture, fixtures and equipment	45	58
Intangible assets	4,503	24,503
Other long-term assets	383	288
Total non-current assets	5,244	25,474
Total assets	16,807	88,991
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and current liabilities	7,213	9,038
Accrued expenses	2,353	13,783
Current borrowings	8,902	—
Current lease liabilities	367	686
Total current liabilities	18,835	23,507
Non-current liabilities
Non-current lease liabilities	—	240
Non-current borrowings	—	25,733
Post-employment obligations	568	6,581
Other long-term liabilities	553	591
Total non-current liabilities	1,121	33,145
Shareholders’ equity
Share capital	8,467	6,489
Share premium	441,306	430,630
Reserves	35,129	32,195
Accumulated losses	(488,051)	(436,975)
Total shareholders’ equity	(3,149)	32,339
Total liabilities and shareholders’ equity	16,807	88,991